 December 21, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Susan Block
Dietrich King
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Lighthouse Life Capital, LLC
Draft Offering Statement on Form 1-A Submitted September 25, 2020
Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted November 12, 2020
Offering Circular on Form 1-A Submitted December 15, 2020
CIK No. 0001824921

Dear Ms. Block and Mr. King:

This letter is submitted on behalf of Lighthouse Life Capital, LLC, a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated December 18, 2020 with respect to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 4, 2020 as amended by Amendment No. 1 to the Offering Statement (the “First Amendment”) filed with the Commission on December 15, 2020 (collectively, the “Offering Statement”). This letter is being submitted contemporaneously with Amendment No. 2 to the Offering Statement on Form 1-A (the “Second Amendment”), containing changes made in response to the Staff’s comments to the First Amendment and for the purpose of updating and revising certain information in the Second Amendment. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
December 21, 2020

Amendment No. 1 to Form 1-A filed December 15, 2020

Combined Comparative Financial Statements for the fiscal years ended September 30, 2019 and 2018

Report of Independent Registered Public Accounting Firm, page F-22

1.
Please ask your auditors to revise their audit report to cover the combined financial statements for the fiscal years ended September 30, 2019 and 2018, and also identify the second component or your predecessor, Lighthouse Life Direct, LLC. In addition, have your auditors update the date of their report to the date they signed off on the audit of your combined financial statements.

Issuer’s Response: In response to the Staff’s comment, please see the revised audit report covering the combined financial statements for the fiscal years ended September 30, 2019 and 2018.

Independent Auditor Consent, page Exhibit

2.
Given the recent revisions to your financial statements, please have your auditors revise their consent provided as Exhibit 11(a) to provide the following:
●
Reference to the combined audited financial statements for the fiscal years ended September 30, 2019 and 2018, and identify Lighthouse Life Direct, LLC, as being part of your combined predecessor; and
●
A then-current date of the consent.

Issuer’s Response: In response to the Staff’s comment, please see the revised consent of the auditors attached to the Offering Statement as Exhibit 11(a).

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:
Robert R. Kaplan, Jr. (via electronic mail)